Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Date of Report: November 14, 2022

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2021 and related notes thereto, which are available under Maverix’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. All amounts are in U.S. dollars unless otherwise indicated.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Maverix’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and related notes thereto which are available on SEDAR at www.sedar.com and on Form 6-K filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information, including the primary risk factors affecting Maverix, are included on our Annual Information Form (“AIF”) and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Maverix’s royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Description of the Business	3

Highlights and Key Accomplishments	3

Adjusted Outlook for 2022	7

Portfolio of Royalty, Stream and Other Interests Owned by Maverix	7

Summary of Quarterly Results	13

Non-IFRS and Other Measures	20

Liquidity and Capital Resources	22

Outstanding Share Data	23

Off-Balance Sheet Arrangements	23

Related Party Transactions	24

Critical Accounting Judgements and Estimates	24

Financial Instruments	25

Disclosure Controls and Procedures	26

Internal Controls Over Financial Reporting	26

Forward-Looking Statements	27

Technical and Third-Party Information	28

Description of the Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of the life of mine production or a specified time period.

The Company’s business strategy is to acquire existing Royalty and Stream interests, or to finance production, development, or in some circumstances, exploration stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, or to create new Royalties or Streams on operating mines, development projects and exploration projects. The Company currently has over 140 royalties, stream and other interests, of which 14 of the underlying interests are paying, excluding royalty payments from industrial minerals and power assets.

Highlights and Key Accomplishments

Financial and Operating:

•	Gold Equivalent Ounces (“GEOs”) sold of 9,567[1] and 24,953[1] for the three and nine months ended September 30, 2022 (2021: 7,671[1] and 22,8531);
•	GEOs sold excluding any contribution from the Omolon royalty interest in the second half of 2022 of 7,894[1] and 23,280[1] for the three and nine months ended September 30, 3022;
•	Total revenue of $16.3 million and $45.2 million for the three and nine months ended September 30, 2022 (2021: $13.7 million and $41.0 million);
•	Operating cash flows of $9.5 million and $25.5 million for the three and nine months ended September 30, 2022 (2021: $9.3 million and $31.6 million);
•	Operating cash flows, excluding working capital changes, of $12.6[1] million and $32.7[1] million for the three and nine months ended September 30, 2022 (2021: $9.7[1] million and $28.0[1] million);
•	Cash operating margin of $1,534[1] and $1,613[1] per GEO for the three and nine months ended September 30, 2022 (2021: $1,616[1] and $1,6021);
•	Average cash cost of $171[1] and $197[1] per GEO for the three and nine months ended September 30, 2022 (2021: $164[1] and $1941);
•	Net income of $3.3 million and $9.5 million for the three and nine months ended September 30, 2022 (2021: $2.8 million and $21.3 million); and
•	Adjusted net income of $5.0[1] million and $13.8[1] million for the three and nine months ended September 30, 2022 (2021: $4.7[1] million and $13.4[1] million).

Maverix and Triple Flag to Combine

On November 10, 2022, the Company announced that it had entered into a definitive agreement (the “Agreement”) with Triple Flag Precious Metals Corp. (“Triple Flag”) in which Triple Flag will acquire all the issued and outstanding common shares of Maverix pursuant to a Plan of Arrangement (the “Transaction”), positioning Triple Flag as the leading emerging senior streaming and royalty company.

1 Refer to section on non-IFRS and other measures of this MD&A.

Pursuant to the Transaction, the Company’s shareholders may elect to receive either $3.92 in cash or 0.360 of a Triple Flag share per Maverix share held, representing share consideration of $3.92 per Maverix share based on the closing price of Triple Flag shares on November 9, 2022 of $10.89. The shareholder election will be subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders who do not elect to receive either Triple Flag shares or cash will be deemed to elect default consideration of 0.360 Triple Flag shares per Maverix share.

Under the terms of the Agreement, the Transaction will be carried out by way of a court-approved Plan of Arrangement under the Canada Business Corporations Act, and will require the approval of at least (i) 66 22/3% of the votes cast be shareholders of Maverix at a special meeting and (ii) if required, minority shareholder approval in accordance with Multilateral Instrument 61-101.

Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions. The Agreement includes customary provisions, including non-solicitation by Maverix of alternative transactions, a right of Triple Flag to match superior proposals and an approximately $24 million termination fee, payable under certain circumstances. Subject to receiving requisite court approval, the special meeting of shareholders of Maverix is expected to be held in early January 2023 and the Transaction is also expected to close in January 2023.

United Nations Global Compact

Maverix has joined the United Nations Global Compact (the “UN Global Compact”), the world’s largest corporate sustainability initiative. Formed in 2000, the UN Global Compact comprises over 17,000 companies across 177 countries. As a participant, Maverix has voluntarily committed to align its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment, and anti-corruption, and to take action to support the broader UN Global Compact goals, including the Sustainable Development Goals.

The UN Global Compact provides members with a principle-based framework, best practices, resources and networking events with a goal to strengthen corporate sustainability practices for the betterment of society.

Joining the UN Global Compact is an important part of Maverix’s focus on sustainability in its strategy and operations.

Acquisition of Royalty Portfolio from Barrick

In September 2022, the Company acquired a portfolio of 22 royalties from Barrick Gold Corporation (“Barrick”) (the “Barrick Royalty Portfolio”).

As consideration for the transaction, the Company agreed to total upfront cash consideration of $50.0 million, subject to any right of first refusal or buydown rights under certain of the royalties, and contingent consideration of up to $10.0 million. On September 26, 2022, Skeena Resources Ltd. (“Skeena”) announced that it exercised its right to repurchase 0.5% of the 1.0% NSR royalty on the Eskay Creek project from Barrick for a payment of C$17.5 million. The remaining 0.5% NSR royalty is not subject to any further reductions. As a result of Skeena’s exercise of its repurchase right, the Company’s upfront cash payment to Barrick was reduced from $50.0 million to $37.2 million on closing.

The Barrick Royalty Portfolio includes the following royalties:

Asset	Location	Operator	Status	Royalty Interest
Eskay Creek	Canada	Skeena Resources	Development	0.5% NSR
Bullfrog Gold	USA	Augusta Gold	Development	2.0% NSR (1)
Lagunas Norte	Peru	Boroo Pte	Development	2.0% NSR (2)
Sanutura (South Houndé)	Burkina Faso	Sarama Resources	Development	1.0% - 2.0% NSRs (3)
Central Musgrave	Australia	NiCo Resources	Exploration	1.5% NSR
Maitland	USA	Dakota Gold	Exploration	2.5% NSR
Cose	Argentina	Pan American Silver	Operating	2.5% NSR
Euro (Laverton)	Australia	Focus Minerals	Development	55.18% of $10/oz (4)
Bulletin (Bardoc)	Australia	St Barbara	Development	66.7% of A$2.00/t gold ore
Ethiunda (Honeymoon)	Australia	Boss Energy	Development	1.5% – 3.5% NSR (5)
Hopewell (Kokomo/Sconi)	Australia	Australian Mines	Development	A$1.00 – $2.00/t ore (6)
Colosseum	USA	Dateline Resources	Exploration	2.5% NSR
Biddy Well	Australia	Northern Star Resources	Exploration	1.0% NSR
Camelback Bore	Australia	Glencore	Exploration	A$0.20/t of Ni laterite ore (7)
Eva Cobar (Coronation Hill)	Australia	UAU Pty	Exploration	45% of 2.0% NSR (8)
Lone Star (Giants Reef)	Australia	Emmerson Resources	Exploration	1.0% NSR (9)
Musgrave	Australia	Power Minerals	Exploration	1.5% NSR
Orban	Australia	Evolution Mining	Exploration	20% – 25% NPI or A$0.50 – A$1.25/t ore (10)
Nipisi Area	Canada	Canadian Natural Resources	Exploration	1.0% – 2.5% GORR (11)
El Toqui	Chile	Laguna Gold	Idle	2.0% NSR (12)
Sunrise	Australia	AngloGold Ashanti	Idle	Variable $/oz (13)

(1) The 2.0% royalty rate is subject to change such that the maximum aggregate royalty on any individual mining claim shall not exceed 5.5% but shall be a minimum 0.5% on any individual mining claim.

(2) The 2.0% NSR royalty is on the refractory sulphide ore project (“PMR”) of the Lagunas Norte mine. The royalty terminates after one million ounces of gold has been sold from the PMR and Boroo has the right to buy back the royalty for a cash payment of $16 million before July 1, 2023.

(3) A pair of 1.0% - 2.0% NSR royalties on the Tankoro deposit of the Sanutura project. The royalty rate for each royalty is 2.0% when the realized gold price is greater than $1,500 per ounce, 1.5% when the realized gold price is between $1,300 per ounce and $1,500 per ounce, and 1.0% when the realized gold price is less than $1,300 per ounce. Each of the royalties terminates after one million ounces of gold has been sold from the applicable covered areas.

(4) Royalty takes effect after the first 50,000 gold ounces have been recovered.

(5) Royalty is 1.5% on tertiary uranium, 3.5% on hard rock uranium and 2.5% on all other minerals.

(6) Royalty is A$1.00/t on the first 1.0 million tonnes, A$1.50/t on the next 2.0 million tonnes and A$2.00/t thereafter. Cash payment of A$50,000 per annum to payee during the lease term.

(7) Royalty is capped at 1,750 kt of nickel laterite ore.

(8) Payees are entitled to A$0.20/kg U3O8 (or equivalent) payment on discovery of an indicated mineral resource.

(9) Royalty is capped at A$825,000 in cumulative royalty payments.

(10) Royalty is the greater of (i) 25% net profits interest (“NPI”) up to 20,000 ounces of gold, 20% NPI thereafter and (ii) A$0.50/t ore (<1 g/t gold) or A$1.25/t ore (>2 g/t gold).

(11) Royalty is 1.5% on the first 15,000 Bbl/day and 2.5% on the second 15,000 Bbl/day subject to a cap at 30,000 Bbl/day.

(12) Royalty does not include lead or zinc.

(13) Royalty varies based on gold price and sliding scale rate.

Sleeping Giant Mine NSR Royalty Acquisition

In September 2022, the Company acquired a 2% NSR royalty interest in the Sleeping Giant Mine located in the Abitibi district in Quebec and operated by Abcourt Mines Inc. (“Abcourt”) for cash consideration of $2.0 million. Abcourt can reduce the NSR royalty by up to 1.0% through cash payments of $2.0 million and $4.0 million before the third and sixth anniversaries of closing the transaction, respectively.

The Sleeping Giant mine is a past-producing, fully permitted underground mine located in the Abitibi district in Quebec with an operating 750 tpd mill located on the property. From 1987 to 2014 the mine produced over one million ounces of gold. Abcourt is preparing the restart of Sleeping Giant with the technical teams who are currently establishing the mining plans from the reserves defined in the 2019 feasibility study. The plan is to rehabilitate the old drifts and raises for a rapid restart at low capital cost. The surface infrastructure, the mill and the tailing storage facility are being maintained and prepared for start-up in 2023. Abcourt is currently working to complete the financial package for the 2023 start-up.

Acquisition of Gold Royalties in Nevada

In March 2022, the Company acquired three royalties on gold projects located in Nevada in exchange for a $5.0 million cash payment. The royalties include:

•	A 3.5% to 4% NSR royalty on the Lewis property previously owned by Gold Standard Ventures Corp. (“Gold Standard”) and now owned by Orla Mining Ltd. (“Orla”). The royalty ground covers 367 claims immediately adjacent to the high-quality Phoenix gold mine operated by Nevada Gold Mines, which is a joint venture between Barrick Gold Corporation and Newmont;
•	A 4% royalty on 105 claims, covering approximately 846 hectares, including the Dixie Creek prospect, which are currently leased by Orla and form part of the South Railroad project land package; and
•	A 4% royalty on two claims near Railroad prospect area, currently leased by Orla, approximately seven kilometres north of the Pinion deposit on Orla’s South Railroad project.

Elevation Prepaid Gold Interest and Loan

In January 2022, the Company entered into a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). The Company made a cash payment of $6.0 million to Elevation and in return Elevation will provide the Company six quarterly deliveries of certain amounts of gold plus the equivalent amount of gold equal to $1.0 million beginning in March 2022 (the “Elevation Prepaid Gold Interest”). The Company will make ongoing cash payments equal to 5% of the spot gold price for each gold ounce delivered.

In August 2022, the Company entered into a revolving working capital facility with Elevation (the “Elevation Facility”). The Company advanced Elevation $3.0 million upon closing of the Elevation Facility and may advance a further $3.0 million upon request by Elevation but at the discretion of the Company. The Elevation Facility will mature on December 31, 2023, bear interest at 12% per annum and will include certain rights for the Company, including accelerated repayment in certain circumstances, and other terms. Subsequent to September 30, 2022, the Company advanced an additional $1.5 million.

Quarterly Dividend Declared

On November 14, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on December 15, 2022 to shareholders of record as of the close of business on November 30, 2022.

Adjusted Outlook for 20221

Given the ongoing uncertainty relating to the Company’s Omolon royalty, Maverix is continuing to exclude attributable Omolon GEOs from its outlook for the second half of 2022. Excluding any contribution from the Omolon royalty in the second half, we continue to expect 28,000 to 31,000 attributable GEOs2 for 2022.

On November 2, 2022, Polymetal International plc (“Polymetal”) announced that it is on track to meet its full year guidance for fiscal 2022. In Q3, the Omolon mine produced approximately 56,000 ounces of gold and 100,000 ounces of silver. Polymetal announced it has successfully completed the restructuring of its sales channels and started to unwind accumulated inventory. In late Q3, export sales resumed and Polymetal’s management team expects the gap between production and sales to be closed by the end of the year. The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further negative impacts on Polymetal’s ability to continue operation of Omolon and could further inhibit Polymetal’s ability to make payments to the Company. Maverix continues to work with Polymetal to effect payment of royalties from Omolon in a way that does not breach any relevant sanctions.

For more information, please refer to polymetalinternational.com and see the news release dated November 2, 2022.

Portfolio of Royalty, Stream and Other Interests Owned by Maverix

The Company owns over 140 Royalties, Streams and other interests. Maverix has 14 Royalties and Streams that are currently paying, including three in Australia, three in the United States, three in Mexico, two in Canada, and one in each of Honduras, Burkina Faso and Russia. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in North America, South America, and Australia, amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

The following table summarizes Maverix’s principal Stream and other interests:

Asset	Location	Operator	Status	MMX Attributable Production or Relevant Commodity	MMX Purchase Price
Auramet	USA	Auramet Capital Partners, L.P.	Paying	1,250 ounces plus 2% of dividends paid(1) per quarter	16% of gold spot price
El Mochito	Honduras	Kirungu Corporation	Paying	25% of silver	25% of silver spot price
La Colorada	Mexico	Pan American Silver Corp.	Paying	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price
Moss	USA	Elevation Gold Mining Corporation	Paying	100% of silver(2)	20% of silver spot price

(1) Amount of gold that is equivalent to all dividends distributed by Auramet International LLC (“Auramet”) on 2% of its shares.

(2) After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

1 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

2 Refer to section on non-IFRS and other measures of this MD&A.

The following table summarizes Maverix’s principal Royalty interests:

Asset	Location	Operator	Status	Royalty Interest
Beta Hunt	Australia	Karora Resources Inc.	Paying	3.25% GRR, and 1.5% NSR Royalties on all Gold production; and aggregate 1.5% NSR Royalties on all Nickel production
Bullfrog	USA	August Gold Corp.	Development	2.0% NSR Royalty(1)
Camino Rojo	Mexico	Orla Mining Ltd.	Paying	2.0% NSR Royalty
Cerro Blanco	Guatemala	Bluestone Resources Inc.	Development	1.0% NSR Royalty
Converse	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty(2)
DeLamar	USA	Integra Resources Corp.	Development	2.5% NSR Royalty(3)
Eskay Creek	Canada	Skeena Resources Ltd.	Development	0.5% NSR Royalty
Florida Canyon	USA	Argonaut Gold Inc.	Paying	3.0% NSR Royalty
Goldfield	USA	Centerra Gold Inc.	Development	5.0% NSR Royalty(4)
Hasbrouck	USA	West Vault Mining Inc.	Development	1.25% NSR Royalty
Hope Bay	Canada	Agnico Eagle Mines Limited	Development	1.0% NSR Royalty
Karma	Burkina Faso	Néré Mining	Paying	2.0% NSR Royalty(5)
Kensington	USA	Coeur Mining, Inc.	Operating	2.5% NSR Royalty(6)
Koné	Côte d’Ivoire	Montage Gold Corp.	Development	2.0% NSR Royalty
Langunas Norte	Peru	Boroo Pte. Ltd.	Development	2.0% NSR Royalty(7)
McCoy-Cove	USA	i-80 Gold Corp.	Development	3.5% NSR Royalty(8)
Moose River	Canada	St Barbara Limited	Paying	1.0% NSR Royalty(9)
Mt Carlton	Australia	Navarre Minerals Limited	Paying	2.5% NSR Royalty
Norte Abierto	Chile	Barrick Gold Corporation Newmont Corporation	Development	1.25% GRR(10)
Omolon	Russia	Polymetal International plc	Paying	2.5% GRR(11)
Railroad	USA	Orla Mining Ltd.	Development	2.0% NSR Royalty(2)(12)
San Jose	Mexico	Fortuna Silver Mines Inc.	Paying	1.5% NSR Royalty(13)
Sanutura (South Houndé)	Burkina Faso	Sarama Resources Ltd.	Development	1.0% - 2.0% NSR royalties(14)
Silvertip	Canada	Coeur Mining, Inc.	Development	2.5% NSR Royalty
Vivien	Australia	Ramelius Resources Ltd.	Paying	3.5% GRR

(1) The 2.0% royalty rate is subject to change such that the maximum aggregate royalty on any individual mining claim shall not exceed 5.5% but shall be a minimum 0.5% on any individual mining claim.

(2) Royalty covers a portion of the existing mineral resource.

(3) NSR royalty covers a portion of the existing resource and decreases to a 1.0% NSR Royalty after CAD$10 million in royalties have been paid.

(4) Royalty applies to the Gemfield deposit.

(5) Royalty applies to 85.5% of total production.

(6) NSR royalty not payable until after a recoupment period.

(7) The 2.0% NSR royalty is on the refractory sulphide ore project (“PMR”) of the Lagunas Norte mine. The royalty terminates after one million ounces of gold has been sold from the PMR and Boroo Pte. Ltd. has the right to buy back the royalty for a cash payment of $16 million before July 1, 2023.

(8)2.0% of the NSR royalty only covers a portion of the deposit.

(9) Royalty applies to the Touquoy deposit.

(10) Royalty applies to 25% of gross revenues from all metals sold from Cerro Casale and Quebrada Seca. Payment commences after $10.0 million is payable under the agreement.

(11) Please refer to the Adjusted Outlook and Portfolio of Royalty, Stream and Other Interests and Critical Accounting Judgements and Estimates sections of this MD&A for further information.

(12) In June 2022, Orla Mining Ltd. (“Orla”) and Gold Standard announced they had entered into a definitive agreement whereby Orla will acquire all of the issued and outstanding shares of Gold Standard.

(13) Royalty applies to the Taviche Oeste concessions.

(14) A pair of 1.0% - 2.0% NSR royalties on the Tankoro deposit of the Sanutura project. The royalty rate for each royalty is 2.0% when the realized gold price is greater than $1,500 per ounce, 1.5% when the realized gold price is between $1,300 per ounce and $1,500 per ounce, and 1.0% when the realized gold price is less than $1,300 per ounce. Each of the royalties terminates after one million ounces of gold has been sold from the applicable covered areas.

Portfolio Updates - Paying and Operating Assets:

Omolon (2.5% GRR)

During the first nine months of 2022, Omolon has produced approximately 137,000 ounces of gold and 400,000 ounces of silver. The Omolon mine has experienced an increase in its costs due to the need to shift to suboptimal equipment supply sources, coupled with inflationary pressures and accelerated procurement of equipment and spare parts. At the Omolon mine, total cash costs increased 20% year over year, on the back of lower sales, and a planned grade decline at the Kubaka mill. At the heap leap facility, stacking volumes decreased due to rehandling of the previously stacked ore, while grade was lower according to the mine plan due to the depletion of the Birkachan heap leach ore reserves. As noted previously in the Adjusted Outlook section, Polymetal’s management team expects the gap between production and sales to be closed by the end of the year.

Polymetal has stated that sanctions announced between March 9, 2022, and June 23, 2022, did not have a material impact on its business and it complies rigorously with all relevant legislation and is implementing comprehensive measures to observe all applicable international sanctions. As of September 22, 2022, Polymetal stated none of its group entities, nor its significant shareholders were currently subject to any specific sanctions. Polymetal has cautioned the scope and impact of any new potential sanctions or counter sanctions are yet unknown and contingency planning has been initiated to maintain business continuity. Polymetal believes that targeted sanctions on the company remain unlikely but are not impossible.

For more information, please refer to polymetalinternational.com and see the news releases dated June 23, 2022, September 22, 2022, and November 2, 2022.

Camino Rojo (2% NSR)

Orla announced gold production of 28,876 ounces from Camino Rojo for the third quarter 2022, and 77,580 ounces year to date. Camino Rojo’s processing throughput for the third quarter averaged 19,200 tonnes per day (“tpd”), exceeding nameplate capacity of 18,000 tpd. Orla also increased its 2022 gold production guidance to 100,000 to 110,000 ounces from 90,000 to 100,000 ounces.

For more information, please refer to orlamining.com and see the news release dated October 11, 2022.

Beta Hunt (4.75% Gold Royalty + 1.5% Nickel Royalty)

Karora Resources Inc. (“Karora”) announced the development of the second decline at Beta Hunt is rapidly advancing and Karora expects it to be functioning by the end of the second quarter of 2023, significantly ahead of the original schedule. The Beta Hunt expansion represents the backbone of Karora's growth plan and is expected to approximately double the production capacity of the mine.

Karora has also announced two significant new developments resulting from wide-spaced gold exploration drilling at Beta Hunt. The second set of strong gold drill results from the new Mason Zone supports Karora’s interpretation of a significant gold mineralized system parallel to and west of the Larkin Zone and continues to provide confidence in the development of the Mason Zone into a significant new mining opportunity. In addition, Western Flanks deep drilling has now intersected Main Shear mineralization up to 250 metres below the current mineral resource at the southern end of the zone at higher grades than the current resource. Western Flanks is Beta Hunt’s largest shear zone and these results provide more confidence for the expansion of the key resource asset in support of Karora’s growth plan.

Additionally, Karora announced a positive nickel preliminary economic assessment (“PEA”) for Beta Hunt which outlines an eight-year mine life to produce a total of 9,435 tonnes of payable nickel with significant potential for both expansion and mineral resource additions. Karora expects nickel production to ramp up significantly from current production levels beginning in 2023. Beta Hunt was previously a primary nickel mine for over 40 years and produced over 60,000 tonnes of nickel from an exceptionally large nickel resource system.

For more information, please refer to karoraresources.com and see the news releases dated August 12, 2022, October 13, 2022, and October 25, 2022.

Mt. Carlton (2.5% NSR)

On October 27, 2022, Navarre Minerals Ltd. (“Navarre”) announced that it had received notification from the Queensland Government of the final approval for an amendment to Mt Carlton’s Environmental Authority which allows for commencement of mining operations at the Mt Carlton United (“MCU”) gold-silver-copper deposit, located approximately 4 kilometres from the Mt Carlton processing facility. This approval is a significant milestone, securing the last hurdle to enable mining activities to proceed immediately, with first ore from the project expected to be delivered to the Mt Carlton processing facility in December 2022. The higher-grade material at MCU will provide the underlying driver for the improvement in production and costs. The MCU project is one of five potential satellite open pit deposits identified within the tenement package included in Navarre’s acquisition of the Mt Carlton operation in October 2021. Since acquiring Mt Carlton, Navarre’s commitment to invest in resource definition and exploration drilling has resulted in significant growth of the Mt Carlton mineral inventory, particularly at MCU.

For more information, please refer to navarre.com.au and see the news release dated October 27, 2022.

Moss (100% Silver Stream)

On October 31, 2022, Elevation Gold Mining Corp. (“Elevation”) announced the results from its recently completed reverse circulation resource definition and expansion drilling program at its Moss mine, which continues to demonstrate the high expansion potential of the mine. Recent drilling in the West Pit and Center Pit continued to intersect multiple stockwork vein zones in the hanging and footwalls to the main Moss and Ruth Veins confirming broadening of the system to the west and the presence of significant gold in the Ruth Vein beneath the Center Pit. A new reverse circulation drilling program will begin in November 2022 to further test mineralization near Center Pit and West Pit.

For more information, please refer to elevationgold.com and see the news release dated October 31, 2022.

Significant Portfolio Updates - Development and Exploration Assets:

Eskay Creek (0.5% NSR)

Skeena announced drilling results from its 2022 regional and near mine exploration programs at the Eskay Creek gold-silver project located in the Golden Triangle of British Columbia. Infill drilling successfully confirmed the continuity of gold-silver mineralization in the 23 Zone and has expanded mineralization to surface intersecting 1.13 grams per tonne (“g/t”) gold and 6.6 g/t silver over 96.02 metres. Drilling at the 21A West Zone continued to build upon the in-pit mineralization discovered in 2021, which intersected high-tenor gold mineralization averaging 8.78 g/t gold and 13 g/t silver over 34 metres, recently expanded by a 2022 drill hole. Additionally, in the 21A West Zone, a very wide interval of continuous dacite hosted gold-silver mineralization was intersected grading 1.12 g/t gold and 4.7 g/t silver over 109.82 metres. This new occurrence of feeder style mineralization occurs 150 metres vertically below surface and below the current engineered pit. Due to the lack of historical drilling in this portion of the 21A Zone, the area was considered as barren waste rock for the 2022 resource estimate and feasibility study, which outlined an initial 9-year mine life with average annual production of 269,000 ounces gold and 7,412,000 ounces silver. Skeena is currently performing expansion and infill drilling with six helicopter supported drill rigs with the focus to expedite not only the organic growth of open pittable resources in the 23, 21A West and 22 Zones, but to infill these new zones for ultimate conversion to probable reserves.

For more information, please refer to skeenaresources.com and see the news releases dated September 8, 2022, October 18, 2022 and October 25, 2022.

South Railroad (2% NSR)

Orla announced it had completed the previously announced acquisition of Gold Standard. Gold Standard’s key asset is the high-quality, open pit, heap leach South Railroad project located in the prolific Carlin trend in Nevada. A feasibility study completed in February 2022 outlined a 10.5-year mine life with total gold production of over one million ounces and average annual gold production of 124,000 ounces. Permitting activities at South Railroad are currently underway and Orla is continuing the 2022 sulphide exploration program started by Gold Standard as well as increasing exploration spending by $1.5 million to accelerate the upgrade and definition of new oxide resources.

For more information, please refer to orlamining.com and see the news releases dated August 12, 2022 and September 12, 2022.

Hope Bay (1% NSR)

On October 26, 2022, Agnico Eagle Mines Limited (“Agnico Eagle”) announced that exploration drilling at Hope Bay totaled 76,200 metres during the first nine months of 2022 and it is anticipated that approximately 100,000 metres will be completed in 2022. Most of this drilling was done at Doris, where three drill rigs are currently operating at surface and three rigs operating underground. Recent results continue to confirm and extend high-grade mineralization at depth. At Madrid, drilling continues to ramp up with two rigs now operating on surface. A second drill contractor has been mobilized to site to increase drilling capacity moving forward. Farther south in the Hope Bay belt at the Boston deposit, camp refurbishment has been completed and the site is ready for exploration drilling in 2023.

For more information, please refer to agnicoeagle.com and see the news release dated October 26, 2022.

Fenn-Gib (1% - 2.5% NSR)

Mayfair Gold Corp. (“Mayfair”) announced an increase of the mineral resources at the Fenn-Gib gold project located in the Timmins region of Ontario. The Fenn-Gib deposit now hosts open-pit indicated resources of approximately 118.1 million tonnes at 0.81 g/t gold containing approximately 3.1 million ounces of gold and inferred resources of approximately 13.8 million tonnes at 0.70 g/t gold containing approximately 0.3 million ounces of gold. Mayfair also announced a maiden underground inferred resource of 1.0 million tonnes at 3.22 g/t gold containing 0.1 million ounces of gold. The updated mineral resource estimate includes assay results up to July 31, 2022, accounting for approximately 67,000 metres of the planned 110,000 metre drill program. The remaining infill and expansion drill program is ongoing with gold mineralization continuing to be intersected in all holes reported to date. Based on the continuing success, Mayfair expects to declare a further resource update in the second quarter of 2023 on completion of the drill program and Mayfair believes the potential exists for a further significant increase in the Fenn-Gib resource.

For more information, please refer to mayfairgold.ca and see the news releases dated October 18, 2022.

Lagunas Norte (2% NSR)

The CEO of Boroo Pte Ltd. (“Boroo”), Dulguun Erdenebaatar, spoke at The Executive Spotlight at PDAC 2022 event providing an update on Boroo, its development projects and future plans to expand the Lagunas Norte mining operation in Peru and the pre-feasibility results for the refractory sulphide ore project (“PMR”), where Maverix has its royalty. The PMR project has current reserves of 29.7 million tonnes at an average gold grade of 2.5 g/t gold containing 2.4 million ounces of gold. When complete, the PMR project is expected to produce 170,000 to 200,000 ounces of gold per year over a 10-year life.

For more information, please refer to boroomc.com.sg and see the news release dated August 19, 2022.

Cerro Blanco (1% NSR)

Bluestone Resources Inc. (“Bluestone”) announced the results of a feasibility study on its flagship Cerro Blanco project in Guatemala. The feasibility study outlined a robust, high-grade operation with average annual production of 241,000 ounces of gold over the first 10 years of operation and an initial mine life of 14 years with additional opportunities to extend the mine life given the extensive exploration potential of the land package.

For more information, please refer to bluestoneresources.ca and see the news release dated February 22, 2022.

McCoy-Cove (3.5% NSR)

i-80 Gold Corp. (“i-80”) announced that the underground, advanced-exploration, program at the McCoy-Cove project is progressing according to plan. The Cove mine portal has been collared and more than 300 metres of the decline has been constructed. The Phase 1 program will include the construction of an initial level with multiple drill bays to provide access for upgrading resources. Approximately 40,000 metres of underground definition and expansion drilling is anticipated to commence in Q4 2022 followed by a feasibility study anticipated to be completed in 2023.

For more information, please refer to i80gold.com and see the news release dated July 21, 2022.

Silvertip (2.5% NSR)

Coeur Mining Inc. (“Coeur”) announced that work has commenced to assess the economics of a potentially larger expansion and restart of the high-grade Silvertip property in British Columbia. The review is evaluating the potential to target a higher throughput to take advantage of the significant resource growth and on a timetable that would sequence an expansion and restart following completion and commissioning of the Rochester mine expansion. Results from this ongoing work are expected by the end of the year.

Coeur continues to generate positive results from ongoing exploration as highlighted by the silver, zinc and lead measured and indicated resources increasing year-over-year by approximately 51%, 33% and 44%, respectively. Silver, zinc and lead inferred resources also grew by 48%, 37% and 40%, respectively, during the same period. A total of approximately 102,275 metres were drilled in 2021 and up to seven core drill rigs were active during the fourth quarter (five on surface and two underground) focused on expansion drilling at southern portions and deeper extensions of the Southern Silver, Discovery South and Camp Creek zones. In 2022, Coeur plans to continue the resource growth program and follow up drilling activity on the newly discovered zones. Recently, surface and underground drilling led to the discovery of a new high-grade chimney west of the Camp Creek resource located at a shallower depth, called Camp Creek West.

Given the ongoing impressive drill results at Silvertip, Coeur plans to invest additional capital to accelerate activity during the second half of the year. For 2022, capital expenditures are now expected to be approximately $28-36 million (previously $18-24 million). The revised figures reflect increased underground development and infill drilling.

For more information, please refer to coeur.com and see the news releases dated February 16, 2022, April 28, 2022, and August 3, 2022.

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for GEO and per share amounts)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Statement of Income and Comprehensive Income
Royalty revenue	$8,093	$5,623	$6,866	$12,031
Sales	8,217	8,574	7,788	4,454
Total revenue	16,310	14,197	14,654	16,485
Net income	3,253	2,755	3,523	2,766
Basic earnings per share	0.02	0.02	0.02	0.02
Diluted earnings per share	$0.02	$0.02	$0.02	$0.02

Cash flow from operating activities	$9,491	$7,983	$8,019	$11,634
Dividends declared per share	$0.0125	$0.0125	$0.0125	$0.0125

Non-IFRS and Other Measures[1]
Adjusted net income	$4,950	$4,038	$5,661	$3,734
Adjusted basic earnings per share	$0.03	$0.03	$0.04	$0.03
Total GEOs sold	9,567	7,649	7,738	9,173
Average realized gold price per GEO	$1,705	$1,856	$1,894	$1,797
Average cash cost per GEO	171	236	190	100
Cash operating margin per GEO	1,534	1,620	1,704	1,697
Cash flow from operating activities, excluding changes in non-cash working capital	$12,597	$9,596	$10,549	$13,017

Statement of Financial Position
Total assets	$433,853	$395,545	$394,586	$392,535
Total non-current liabilities	$54,675	$19,687	$18,797	$17,811

Quarter Ended (in thousands of USD, except for GEO and per share amounts)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Statement of Income and Comprehensive Income
Royalty revenue	$7,983	$7,999	$6,883	$10,140
Sales	5,675	6,310	6,197	6,429
Total revenue	13,658	14,309	13,080	16,569
Net income	2,829	3,708	14,769	5,346
Basic earnings per share	0.02	0.03	0.10	0.04
Diluted earnings per share	$0.02	$0.03	$0.10	$0.04

Cash flow from operating activities	$9,278	$8,813	$13,479	$7,746
Dividends declared per share	$0.0125	$0.0125	$0.01	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$4,709	$3,739	$4,959	$6,282
Adjusted basic earnings per share	$0.03	$0.03	$0.04	$0.05
Total GEOs sold	7,671	7,880	7,302	8,836
Average realized gold price per GEO	$1,780	$1,816	$1,791	$1,875
Average cash cost per GEO	164	197	223	184
Cash operating margin per GEO	1,616	1,619	1,568	1,629
Cash flow from operating activities, excluding changes in non-cash working capital	$9,682	$9,313	$8,998	$11,474

Statement of Financial Position
Total assets	$400,550	$367,068	$362,047	$379,607
Total non-current liabilities	$27,024	$3,134	$1,882	$32,000

1 Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties, Streams and prepaid gold and other interests and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended September 30, 2022 Compared to the Three Months Ended September 30, 2021

For the three months ended September 30, 2022, the Company had net income of $3.3 million and cash flow from operations of $9.5 million compared with net income and cash flow from operations of $2.8 million and $9.3 million for the three months ended September 30, 2021. The increase in net income and similar cash flows were attributable to a combination of factors including:

•	Increase in revenue and cash flows of $1.0 million and $0.9 million from the Camino Rojo mine as commercial production was declared effective April 1, 2022;

•	The Company entered into prepaid gold agreements with Auramet in September 2021 and Elevation in January 2022, which provided an increase in sales and cash flows of $1.9 million and $0.9 million, respectively. The sales for the Auramet prepaid gold interest included approximately 500 GEOs[1] from the Company’s entitlement to an amount of gold that is the equivalent of 2% of all dividends distributed by Auramet. In addition, a $1.2 million gain on the change in fair value of the prepaid gold interests was recognized in net income for the three months ended September 30, 2022;

•	Increase in revenue and decrease in cash flows of $1.7 million and $0.6 million, respectively, from Omolon as restrictions limiting gold shipments in the second quarter were alleviated later in the third quarter which allowed for partial sales of inventory built up from the second quarter;

•	Increase in sales and cash flows of $0.3 million and $0.2 million from La Colorada as the mine experienced ventilation constraints which impacted development and mining rates during 2021; and

•	Increase in sales and cash flows of $0.4 million and $0.3 million from the Moss mine due to higher-grade ore being sourced from the East Pit beginning at the end of June 2022.

Partially offset by:

•	Decrease in revenue of $0.9 million at Beta Hunt primarily due to recognition of deferred revenue of $0.8 million during the three months ended September 30, 2021;

•	Decrease in revenue and cash flow of $0.6 million and $0.7 million, respectively, from the Karma mine as operations were suspended at the beginning of June 2022 due to a security incident at the mine;

•	Net income was reduced in 2022 by non-cash cost of sales of $3.5 million due to the inventory received from the Company’s prepaid gold interests being recorded at fair value, with the difference between the fair value of the gold on the delivery date less the ongoing cost of purchasing the gold being recognized as a non-cash partial settlement of the prepaid gold interests;

•	Decrease in net income of $1.2 million due to the increase in depletion expense from higher GEOs during the most recent quarter; and

•	A 4% decrease in the average realized gold price per GEO.

1 Refer to section on non-IFRS and other measures of this MD&A.

For the three months ended September 30, 2022, the Company had total revenue of $16.3 million and GEOs of 9,5671 compared with total revenue of $13.7 million and GEOs of 7,7611 for the three months ended September 30, 2021.

The following table summarizes the Company’s total revenues and GEOs for the three months ended September 30, 2022 and 2021:

		Three months ended September 30, 2022			Three months ended September 30, 2021
(in thousands of USD, except for GEO amounts)	Primary Product	Royalty Revenue ($)	Sales ($)	GEOs[1]	Royalty Revenue ($)	Sales ($)	GEOs[1]
Auramet	Gold	-	2,857	1,750	-	2,166	1,250
Beta Hunt	Gold	1,805	-	1,044	2,706	-	1,512
Camino Rojo	Gold	979	-	566	-	-	-
El Mochito	Silver	-	1,791	1,036	-	1,744	975
El Peñón	Gold	70	-	40	-	-	-
Elevation	Gold	-	1,171	703	-	-	-
Florida Canyon	Gold	596	-	345	809	-	452
Karma	Gold	-	-	-	632	-	353
La Colorada	Gold	-	983	577	-	707	394
Moose River	Gold	185	-	106	207	-	116
Moss	Silver	-	1,415	819	-	1,058	592
Mt Carlton	Gold	268	-	156	919	-	513
Omolon(1)	Gold	-	-	-	1,152	-	644
Recuperada	Silver	137	-	80	-	-	-
San Jose	Silver	469	-	272	629	-	351
Vivien	Gold	467	-	270	552	-	309
Other	Various	224	-	130	377	-	210
Consolidated subtotal		5,200	8,217	7,894	7,983	5,675	7,671
Omolon H2 2022	Gold	2,893	-	1,673	-	-	-
Consolidated total		8,093	8,217	9,567	7,983	5,675	7,671

(1)	Excludes royalty revenue and GEOs accrued subsequent to June 30, 2022 (“H2 2022”).

Q3 2022 Total Revenue by Region	Q3 2021 Total Revenue by Region

Q3 2022 GEOs[1] by Product	Q3 2021 GEOs[1] by Product

1 Refer to section on non-IFRS and other measures of this MD&A.

2 Other includes revenues generated from mines located in Russia, Honduras, Chile, Peru and Burkina Faso.

Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2021

For the nine months ended September 30, 2022, the Company had net income of $9.5 million and cash flow from operations of $25.5 million compared with net income and cash flow from operations of $21.3 million and $31.6 million for the nine months ended September 30, 2021. The decrease in net income and cash flows were attributable to a combination of factors including:

•	During the nine months ended September 30, 2021, an $11.0 million gain was recognized in net income related to the partial buyback of the Company’s Hope Bay royalty interest. Upon the buyback, there was also an increase in working capital of $2.5 million from the receipt of previously deferred royalty receivable amounts due which increased cash flow from operations. Revenue from Hope Bay decreased by $1.0 million compared with the prior period as production was paused in late 2021 to focus on exploration activities to develop an optimal production strategy;

•	A one-time $2.4 million revaluation adjustment was recognized in net income during the nine months ended September 30, 2021 from the conversion of a convertible debenture into an additional 5% silver Stream on the El Mochito mine;

•	Decrease in revenue and cash flows of $2.8 million and $3.1 million at Beta Hunt due to a royalty amendment completed in September 2020 which reduced the aggregate royalty from 7.5% to 4.75%. During the nine months ended September 30, 2021, the Company received $2.5 million of cash flow associated with the remaining amounts that were owing under the Beta Hunt royalty amendment and revenue included the recognition of $2.5 million in deferred revenue related to the royalty amendment;

•	Decrease in revenue and cash flows of $2.7 million and $2.6 million from El Mochito due to lower silver grades currently being mined in addition to lower silver prices compared with the comparable period;

•	Decrease in sales and cash flows of $1.0 million and $0.8 million, respectively, from the Moss mine due to the transition from the Phase 2 leach pad to the Phase 3 leach pad and lower silver grades being mined in the West Pit prior to June 2022 when they began mining higher grade ore from the East Pit;

•	Decrease in cash flows of $3.6 million from Omolon as a result of restrictions in the second quarter which forced Polymetal to reduce shipments of gold creating a gap between sales and production discussed previously;

•	Decrease in revenue and cash flow of $1.2 million and $1.2 million, respectively, from the Karma mine as operations were suspended at the beginning of June 2022 due to a security incident at the mine;

•	Decrease in revenue and cash flow of $1.1 million and $0.4 million, respectively, from the Mt Carlton mine as the new owner, Navarre Minerals has sourced mining production entirely from the V2 open pit, whereas the previous owner of the mine was mining both in the open pit and in higher grade underground ore; and

•	Net income was reduced in 2022 by non-cash cost of sales of $10.2 million due to the inventory received from the Company’s prepaid gold interests being recorded at fair value, with the difference between the fair value of the gold on the delivery date less the ongoing cost of purchasing the gold being recognized as a non-cash partial settlement of the prepaid gold interests. Cash flow from operations was reduced by $1.5 million in 2022 from the cost of acquiring the gold under the Company’s prepaid gold interests.

Partially offset by:

•	The Company entered into prepaid gold agreements with Auramet in September 2021 and with Elevation in January 2022, which provided an increase in sales and cash flows of $9.6 million and $7.6 million, respectively. In addition, a $4.7 million gain on the change in fair value of the prepaid gold interests was recognized in net income for the nine months ended September 30, 2022;

•	Increase in revenue and cash flows of $2.7 million and $1.8 million from the Camino Rojo mine as commercial production was declared effective April 1, 2022;

•	Increase in revenue of $1.9 million from Omolon as a result of the Company increasing and expanding its effective interest to a 2.5% GRR that covers all licenses currently comprising the Omolon mine and timing of receipt of royalty income; and

•	A decrease in deferred income tax expense of $2.1 million compared to the prior period due to the tax consequences associated with the partial buyback of the Hope Bay royalty interest and the conversion of the convertible debenture into an additional 5% silver Stream on the El Mochito mine during 2021.

For the nine months ended September 30, 2022, the Company had total revenue of $45.2 million and GEOs of 24,9531 compared with total revenue of $41.0 million and GEOs of 22,8531 for the nine months ended September 30, 2021.

The following table summarizes the Company’s total revenues and GEOs for the nine months ended September 30, 2022 and 2021:

		Nine months ended September 30, 2022			Nine months ended September 30, 2021
(in thousands of USD, except for GEO amounts)	Primary Product	Royalty Revenue ($)	Sales ($)	GEOs[1]	Royalty Revenue ($)	Sales ($)	GEOs[1]
Auramet	Gold	-	8,169	4,571	-	2,166	1,250
Beta Hunt	Gold	5,049	-	2,775	7,864	-	4,368
Camino Rojo	Gold	2,708	-	1,489	-	-	-
El Mochito	Silver	-	4,336	2,394	-	7,003	3,885
El Peñón	Gold	105	-	59	-	-	-
Elevation	Gold	-	3,557	1,979	-	-	-
Florida Canyon	Gold	1,966	-	1,076	2,260	-	1,256
Karma	Gold	837	-	447	2,083	-	1,157
La Colorada	Gold	-	4,017	2,200	-	3,555	1,988
Moose River	Gold	649	-	354	1,025	-	568
Moss	Silver	-	4,500	2,464	-	5,458	3,029
Mt Carlton	Gold	1,178	-	641	2,303	-	1,278
Omolon(1)	Gold	1,537	-	819	2,528	-	1,407
Recuperada	Silver	564	-	307	-	-	-
San Jose	Silver	1,409	-	773	1,894	-	1,052
Vivien	Gold	1,340	-	736	1,705	-	948
Other	Various	347	-	196	1,203	-	667
Consolidated subtotal		17,689	24,579	23,280	22,865	18,182	22,853
Omolon H2 2022	Gold	2,893	-	1,673	-	-	-
Consolidated total		20,582	24,579	24,953	22,865	18,182	22,853

(1)	Excludes royalty revenue and GEOs accrued subsequent to June 30, 2022.

2022 YTD Total Revenue by Region	2021 YTD Total Revenue by Region

2022 YTD GEOs[1] by Product	2021 YTD GEOs[1] by Product

1 Refer to section on non-IFRS and other measures of this MD&A.

2 Other includes revenues generated from mines located in Russia, Honduras, Chile, Peru and Burkina Faso.

For the Three Months Ended September 30, 2022 Compared to Other Quarters Presented

When comparing net income of $3.3 million and cash flow from operations of $9.5 million for the three months ended September 30, 2022 with net income and operating cash flows for other quarters presented in the table of Summary of Quarterly Results above, the following items impact comparability of the analysis:

•	Revenue and cash flows of $1.0 million and $0.9 million during the three months ended September 30, 2022 from Camino Rojo as commercial production was declared effective April 1, 2022;

•	The Company entered into prepaid gold agreements with Auramet in September 2021 and Elevation in January 2022, which have provided additional sales and cash flows from operations and non-cash changes in fair value adjustments since the dates of acquisition;

•	In October 2021, the Company increased and expanded its effective interest to a 2.5% GRR that covers all licenses currently comprising the Omolon mine and received a one-time bonus royalty of $3.2 million based on the fourth quarter 2021 production at the Omolon mine;

•	An $11.0 million gain recognized in net income during the three months ended March 31, 2021 for the partial buyback of the Hope Bay royalty interest;

•	An increase in working capital of $2.5 million from previously deferred amounts for a portion of the Hope Bay royalty revenue and $2.5 million of the remaining amount owed under the Beta Hunt royalty amendment completed in September 2020 received during the three months ended March 31, 2021;

•	A $2.4 million revaluation adjustment recognized during the three months ended March 31, 2021 from the conversion of the convertible debenture into an additional 5% silver Stream on the El Mochito mine;

•	In September 2020, the company completed an amendment of our Beta Hunt royalty interest. As part of the amendment, the Company recognized deferred revenue of $5.0 million, of which a portion was amortized into royalty revenue during 2021; and

•	The Company recognized an increase in net income of $2.9 million due to revaluation of warrants held during the three months ended December 31, 2020.

Change in Total Assets

Total assets increased by $38.3 million from June 30, 2022 to September 30, 2022 primarily resulting from the acquisition of the Barrick Royalty Portfolio and certain investments. The increase in total assets was partially offset by depletion of the Company’s royalty, stream and other interests.

Total assets increased by $1.0 million from March 31, 2022 to June 30, 2022 primarily resulting from accrued royalty income and sales during the period and a $2.0 million change in fair value of the Company’s prepaid gold interests. The increase in total assets was partially offset by depletion of the Company’s royalty, stream and other interests.

Total assets increased by $2.1 million from December 31, 2021 to March 31, 2022 primarily resulting from accrued royalty income and sales during the period and a $1.5 million change in fair value of the Company’s prepaid gold interests. The increase in total assets was partially offset by depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $8.0 million from September 30, 2021 to December 31, 2021 primarily resulting from the $11.0 million repayment of the Company’s credit facility and depletion of the Company’s royalty, stream and other interests. The decrease in total assets was partially offset by royalty revenue and sales and the proceeds from the exercise of warrants.

Total assets increased by $33.5 million from June 30, 2021 to September 30, 2021 primarily resulting from the acquisition of the Auramet prepaid gold interest, which was financed by drawing $23.5 million on our credit facility and cash on hand and the proceeds from the exercise of warrants and options. The net increase in total assets from the acquisition of the Auramet prepaid gold interest was partially offset by the cash consideration paid from the Company’s cash on hand and depletion of the Company’s royalty, stream and other interests.

Total assets increased by $5.0 million from March 31, 2021 to June 30, 2021 primarily resulting from the acquisition of a royalty portfolio from Pan American, which was financed by the issuance of common shares of the Company and a cash payment of $7.0 million. The net increase in total assets from the acquisition of the royalty portfolio from Pan American was partially offset by the cash consideration paid of $7.0 million and depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $17.6 million from December 31, 2020 to March 31, 2021 primarily resulting from the $32.0 million repayment of the Company’s credit facility, the decrease in the Hope Bay royalty interest from the partial buyback, and depletion of the Company’s royalty, stream and other interests. The decrease in total assets was partially offset from the $50.0 million received from the partial buyback of the Hope Bay royalty interest.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) average realized gold price per GEO, (iii) average cash cost per GEO, (iv) cash operating margin per GEO, and (v) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.	Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of the non-cash cost of sales related to the prepaid gold interests, non-cash change in fair value of the prepaid gold interests, gains/(losses) on sale or amendment of royalty and streams, gains/(losses) on conversion of debentures, other income/expenses, and impairment charges. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net income to adjusted net income and presents adjusted earnings per share:

	Three months ended		Nine months ended
(in thousands of USD, except share and per share amounts)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net income	$3,253	$2,829	$9,531	$21,306
Non-cash cost of sales – prepaid gold interests	3,509	1,816	10,231	1,816
Change in fair value of prepaid gold interests	(1,151)	-	(4,659)	-
Gain on royalty transactions	-	-	-	(10,983)
Gain on conversion of debenture	-	-	-	(2,410)
Other expense (income)	(34)	87	254	83
Effect of taxes on adjusting items	(627)	(23)	(1,573)	3,594
Adjusted net income	$4,950	$4,709	$13,784	$13,406
Divided by:
Basic weighted average number of common shares	147,379,354	144,545,083	147,202,156	142,195,423
Equals:
Adjusted basic earnings per share	$0.03	$0.03	$0.09	$0.09

ii.	Average realized gold price per GEO is calculated by dividing the Company’s total revenue by the GEOs sold. The Company presents average realized gold price per GEO as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per GEO:

	Three months ended		Nine months ended
(total revenue presented in thousands of USD)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Total revenue	$16,310	$13,658	$45,161	$41,047
Divided by:
GEOs sold[1]	9,567	7,671	24,953	22,853
Equals:
Average realized gold price per GEO	$1,705	$1,780	$1,810	$1,796

iii.	Average cash cost per GEO is calculated by dividing the Company’s cash cost of sales, excluding depletion less the non-cash cost of sales related to the prepaid gold interests, by the GEOs sold. The Company presents average cash cost per GEO as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost per GEO:

	Three months ended		Nine months ended
(cost of sales presented in thousands of USD)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cash cost of sales is comprised of:
Cost of sales, excluding depletion	$5,145	$3,072	$15,143	$6,256
Non-cash cost of sales – prepaid gold interests	(3,509)	(1,816)	(10,231)	(1,816)
Cash cost of sales	$1,636	$1,256	$4,912	$4,440
Divided by:
GEOs sold	9,567	7,671	24,953	22,853
Equals:
Average cash cost per GEO	$171	$164	$197	$194

iv.	Cash operating margin per GEO is calculated by subtracting the average cash cost per GEO from the average realized gold price per GEO. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized gold price per GEO:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Average realized gold price per GEO	$1,705	$1,780	$1,810	$1,796
Less:
Average cost per GEO	(171)	(164)	(197)	(194)
Equals:
Cash operating margin per GEO	$1,534	$1,616	$1,613	$1,602

v.	Operating cash flows excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by operating activities. The table below provides a reconciliation of operating cash flows to operating cash flows excluding changes in non-cash working capital:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net cash provided by operating activities	$9,491	$9,278	$25,493	$31,570
Changes in non-cash working capital	3,106	404	7,249	(3,577)
Equals:
Operating cash flows, excluding changes in non-cash working capital	$12,597	$9,682	$32,742	$27,993

1 The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total GEOs sold includes the GEOs from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Stream and prepaid gold interests.

Liquidity and Capital Resources

As at September 30, 2022, the Company had cash and cash equivalents of $15.6 million (December 31, 2021: $17.1 million) and working capital of $37.9 million (December 31, 2021: $33.3 million). As at September 30, 2022, the Company had $113.5 million available under its credit facility.

Cash flow from operations

For the nine months ended September 30, 2022, cash flow from operations was $25.5 million, compared with $31.6 million for the nine months ended September 30, 2021, with the decrease primarily attributable to the timing of receipt of royalty receivables related to the Omolon royalty. During the nine months ended September 30, 2021, the Company received $2.6 million for previously deferred amounts for a portion of the Hope Bay royalty revenue and $2.5 million for the remaining amount owed under the Beta Hunt royalty amendment completed in September 2020.

Cash flow used in investing activities

For the nine months ended September 30, 2022, the Company had net cash outflow of $55.9 million from investing activities primarily due to the acquisitions of the Barrick Portfolio for $37.2 million, the Elevation Prepaid Gold Interest for $6.0 million, the three royalties on gold projects located in Nevada for $5.0 million, the royalty on the Sleeping Giant mine for $2.0 million and $5.3 million of investments. For the nine months ended September 30, 2021, the Company had net cash inflows of $4.6 million from investing activities primarily due to the proceeds received from the Hope Bay Buyback and the sale of investments in common shares for total proceeds of $11.2 million. The net cash inflows were partially offset by the acquisition of the Auramet prepaid gold interest of $50.0 million and $7.0 million cash consideration paid for the acquisition of a royalty portfolio from Pan American.

Cash flow used in financing activities

During the nine months ended September 30, 2022, the Company had net cash inflows from financing activities of $29.0 million, which was primarily the result of net proceeds of $34.0 million from the Company’s credit facility and proceeds from the exercise of stock options of $1.3 million. The net cash inflows were partially offset by dividend payments of $5.5 million and financing costs associated with our credit facility of $0.8 million. During the nine months ended September 30, 2021, the Company had net cash outflows from financing activities of $3.3 million, which was primarily the result of Company repaying $32.0 million of its credit facility, dividend payments of $5.0 million and financing costs associated with our credit facility of $1.1 million. The net cash outflows were partially offset by proceeds from the credit facility of $23.5 million and the proceeds received from the exercise of warrants and stock options.

Liquidity

We believe our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing activities related to the acquisition or creation of Royalties, Streams, prepaid gold and other interests.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties, Streams, prepaid gold and other interests, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Streams and prepaid gold interests, the Company has committed to purchase the following:

	Percent of life of mine production or relevant commodity	Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%	$450
La Colorada	100%	$650

Silver Stream interests
El Mochito	25%	25% of silver spot price
Moss	100%(1)	20% of silver spot price

Prepaid gold interests
Auramet	1,250 ounces plus 2% of dividends paid(2) per quarter	16% of gold spot price
Elevation	Gold equivalent of $1.0 million plus certain fixed amounts of gold per quarter(3)	5% of gold spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	Amount of gold that is equivalent to the value of all dividends distributed by Auramet International LLC on 2% of its shares.
(3)	Six quarterly deliveries ending in June 2023.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

In connection with increasing and expanding the royalty interest at Omolon, the Company agreed to make an additional $1.5 million cash payment upon sales of 1.2 million gold equivalent ounces.

In connection with the acquisition of the Barrick Royalty Portfolio in September 2022, the Company agreed to make up to a total of $10.0 million in contingent payments if the following events occur within six years of the closing date: (i) $6.0 million payable upon Eskay Creek receiving all material permits required to commence construction; (ii) $2.0 million payable when the Company has received $10.0 million in payments from the Barrick Royalty Portfolio (excluding any proceeds derived from Eskay Creek); and (iii) $2.0 million payable when the Company has received $20.0 million in payments from the Barrick Royalty Portfolio (excluding any proceeds derived from Eskay Creek).

Outstanding Share Data

As at November 14, 2022, the Company had 147,379,354 outstanding common shares, 4,336,647 outstanding share purchase options outstanding with a weighted average exercise price of CAD$5.44, 608,260 outstanding restricted share units, and 5,000,000 outstanding share purchase warrants with an exercise price of $3.28.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Compensation and benefits	$927	$948	$2,978	$3,366
Share-based compensation	259	289	1,052	881
Total compensation	$1,186	$1,237	$4,030	$4,247

During the three months ended March 31, 2022, the Company purchased $0.3 million of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement. As of April 1, 2022, Pan American is no longer considered to have significant influence over the Company due to a change in its shareholdings of the Company and other factors.

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the annual consolidated financial statements for the year ended December 31, 2021, except as described in Note 2 of the condensed interim consolidated financial statements, as it relates to restricted share units. The following accounting policy has been updated as a result of the change in planned settlement to cash-settled awards.

Restricted share units (“RSUs”)

Under the restricted share unit plan (the “RSU Plan”), awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors of the Company. The Board of Directors plans to settle all grants under the RSU Plan in cash on a prospective basis. Share-based compensation expense relating to cash-settled RSUs is accrued over the vesting period with the related obligation recorded as a restricted share unit liability which is included in trade and other payables. At the end of each reporting period, the expense and liability are adjusted for changes in the fair market value of Maverix common shares and the estimated number of awards that are expected to vest.

Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial.

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further negative impacts on Polymetal’s ability to continue operation of the Omolon mine, where the Company owns a 2.5% GRR, and could further inhibit Polymetal’s ability to make payments to the Company. Maverix continues to work with Polymetal to effect payment of royalties from Omolon in a way that does not breach any relevant sanctions. At September 30, 2022, the carrying amounts related to the Company’s Omolon royalty interests and accounts receivable were $22.0 million and $7.3 million, respectively.

Due to the conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, the Company has estimated the recoverable amount of its Omolon royalty interest as at September 30, 2022 and determined the recoverable amount is greater than the carrying value of $22.0 million. The recoverable amount was determined using a discounted cash flow model in estimating the fair value less cost of disposal. This is a level 3 measurement due to unobservable inputs in the discounted cash flow model. Key assumptions used in the cash flow forecast were mine life of approximately five years, metal price forecasts by research analysts and management expectations, the timing of receipt of accrued royalty revenue and a 20% discount rate. The recoverable amount of the Omolon royalty interest is most sensitive to changes in mine life, metals prices, and or timing of receipt of accrued royalty revenue. In isolation, a one-year reduction in the mine life, a 10% decrease in metal prices or delaying the receipt of accrued royalty revenue by one year would result in a reduction in the recoverable amount of $2.8 million, $2.1 million and $1.3 million, respectively. In each of these three scenarios the recoverable amount would still be greater than the carrying value of $22.0 million. The Company has determined there is no impairment at September 30, 2022, but the conflict and restrictive actions that may be taken in response thereto, such as sanctions, export and or currency controls are constantly evolving. Consequently, there remains a risk that future developments could result in a material adjustment to the carrying value in our royalty interest and receivable.

Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This section presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At September 30, 2022, the capital structure of the Company consists of $374.2 million (December 31, 2021: $371.8 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and retained earnings, and $46.5 million (December 31, 2021: $12.5 million) drawn under the Company’s credit facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit facility. The Company is in compliance with its debt covenants as at September 30, 2022.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that affect the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at September 30, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.0 million and other comprehensive income by $0.1 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company considers anticipated cash flows from operations, its holding of cash and cash equivalents and its revolving credit facility. As at September 30, 2022, the Company had cash and cash equivalents of $15.6 million (December 31, 2021: $17.1 million) and working capital of $37.9 million (December 31, 2021: $33.3 million). In addition, at September 30, 2022 the Company had $113.5 million available under its credit facility.

Other Risks

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further potential negative impacts on the Company’s ability to receive payments under its royalty interest in the Omolon mine in Russia that is operated by Polymetal. At September 30, 2022, the Company’s accounts receivable related to its Omolon royalty interest is $7.3 million, which includes amounts of $4.4 million past due. If the Company is unable to collect the accounts receivable from Polymetal within a reasonable period of time, the Company may be required to re-measure this accounts receivable balance based on the revised expected timing of receipt. If the expected timing of the receipt of the accounts receivable from Polymetal is delayed for one year, the Company would recognize a reduction in the accounts receivable of $1.2 million.

The Company is exposed to equity price risk as a result of holding common shares in other mining companies. The combined fair market value as at September 30, 2022 is $1.3 million (December 31, 2021: $2.7 million). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at September 30, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.1 million.

Disclosure Controls and Procedures

Maverix’s disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information relating to Maverix, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Maverix in its annual filings, interim filings or other reported filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. The Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”) have evaluated whether there were changes to the DC&P during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the DC&P. No such changes were identified through their evaluation.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended September 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitation of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Statements

This MD&A contains “forward-looking information” or "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Maverix does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus (“COVID-19”), geopolitical events and other uncertainties, such as the conflict in Ukraine, and as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022 available at www.sedar.com.

Forward-looking information in this MD&A includes disclosure regarding royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to its Royalties, and gold and silver deliveries under its Streams, prepaid gold and other interests of Maverix, and the future outlook of Maverix. Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations in respect of which Maverix will receive Royalty payments or from which Maverix will purchase precious or other metals, that commodity prices will not experience a material adverse change, mining operations that underlie Royalties or Streams will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and Third-Party Information

Brendan Pidcock, P.Eng., Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.

Except where otherwise stated, the disclosure in this MD&A relating to properties and operations in which Maverix holds Royalty, Stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a Royalty or Stream holder, Maverix has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Maverix’s Royalty, Stream or other interest. Maverix’s Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.